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                                                                      Exhibit 17

                               PATENT LICENSE AGREEMENT

                              License Number: 97-1022LFA

    THIS AGREEMENT, made effective on the 25th day September of 1997, by and between The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. (hereinafter "AlliedSignal"), a corporation organized and existing under the laws of the State of Delaware and having a place of business at 2000 East 95th Street, P.O. Box 419159, Kansas City, Missouri 64141-6159, and FIXCOR Industries, Inc., (hereinafter "Licensee"), a corporation organized and existing under the laws of the State of Delaware and having a place of business at 1835 James Parkway, Heath, Ohio 43056.

                                     WITNESSETH:

    WHEREAS, AlliedSignal, pursuant to Contract No. DE-AC04-76DP00613 (hereinafter "Prime Contract") with the United States Government, as represented by the Department of Energy (hereinafter "DOE") has developed and/or obtained rights to the Proprietary Rights, subject to the DOE nonexclusive, nontransferable, irrevocable, paid-up license for the United States Government and certain march-in rights and any other conditions of waivers granted by the DOE; and

    WHEREAS, Licensee desires to obtain non-exclusive rights in a limited field of use in the Proprietary Rights.

    NOW THEREFORE, in consideration of the foregoing premises, covenants, and agreements contained herein, AlliedSignal and Licensee (collectively the "Parties") hereto agree to be bound as follows:

1.     DEFINITIONS

1.1. "Proprietary Rights" shall mean the patents and patent applications listed in Exhibit A, which is attached to and incorporated into this Agreement.

1.2. "Products" shall mean any and all products manufactured, used, sold or transferred by Licensee covered by one or more claims of the Proprietary Rights.

1.3. "Services" shall mean any and all services provided which utilize the methods encompassed in one or more of the claims of the Proprietary Rights.

1.4. "Gross Sales" shall mean the total amounts invoiced to purchasers during the accounting period in question for Products and/or Services sold by Licensee. Gross Sales in the case of Products used or transferred or Services performed shall mean the total amounts invoiced for such Products or Services, but not less than the fair market value of Products and/or Services as if they were sold to an unrelated third party in similar quantities. Gross Sales shall exclude sales tax or similar tax shown on the invoice to be paid by buyer to Licensee.


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2.     GRANTS

2.1. Subject to the terms and conditions of this Agreement, AlliedSignal hereby grants to Licensee a non-exclusive, nontransferable, worldwide license to practice the methods and to make, use, and sell, the Products and/or Services covered by the Proprietary Rights limited to the field of use of separating and recovering motor oil from high-density polyethylene plastic (HDPE). No license, either express or implied, is granted by AlliedSignal to Licensee hereunder with respect to any patent or information except as specifically provided herein. AlliedSignal agrees not to grant any third party company a license in the Proprietary Rights during the first 24 months of this Agreement and thereafter an additional 36 months provided the milestones setforth in Exhibit D, which is attached to and incorporated into this Agreement, have been accomplished.

2.2. No license, either express or implied, is granted hereunder to use as a trademark or otherwise the words "AlliedSignal" or any other trademark or product name of AlliedSignal or any word or mark similar thereto unless otherwise specified herein.

2.3. Licensee may indicate the Products are made under license from AlliedSignal by suitable legend, if the form of such legend and the extent of Licensee's use thereof have received prior written approval of AlliedSignal. AlliedSignal may amend or revoke prior approvals to use such legends at any time during the term of this agreement, and all rights to use such legends shall terminate with this agreement.

2.4.   No rights to sublicense are granted Licensee under this agreement.

2.5. Licensee agrees that manufacture of Products for sale in the United States shall occur substantially in the United States.

2.6. Nothing in this Agreement shall constitute, or be construed to be, a limitation or restriction upon any right otherwise possessed by Licensee to export or sale for export any Product, or parts therefor, in any country and on which royalties shall be paid as provided in Section 3 and Exhibits B and C of this Agreement.

2.7. Licensee agrees to observe all applicable United States and foreign laws, regulations, rules and decrees with respect to the transfer of the Proprietary Rights and related technical data to foreign countries. FAILURE TO CONFORM TO SUCH LAWS, REGULATIONS, RULES AND DECREES MAY RESULT IN CRIMINAL LIABILITY UNDER U.S. LAWS.

2.8. The grant hereunder is subject to the DOE nonexclusive, nontransferable, irrevocable, paid-up license for the United States Government and certain march-in rights and any other conditions of waivers granted to the Proprietary Rights.


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3. CONSIDERATION

3.1. In consideration of the rights and licenses granted in this Agreement, Licensee agrees to the provisions of Exhibit B and Exhibit C attached to and incorporated into this Agreement.

3.2. No royalties shall be owed to AlliedSignal on any Products sold to AlliedSignal its parent company and to their subsidiaries or affiliates, but only to the extent that Licensee can show that AlliedSignal Inc. received a discount on Licensed Product sales which discount is equivalent to or greater than the amount of any such royalty that would otherwise be due.

3.3. Upon termination of this Agreement for any reason whatsoever, any royalties that remain unpaid shall be properly reported and paid to AlliedSignal within thirty (30) days of any such termination.

3.4. Payment of royalties due shall be made during the month following the calendar quarter covered thereby in U.S. Dollars, payable to the order of AlliedSignal Inc., Federal Manufacturing & Technologies, pursuant to the report to be transmitted in accordance with section 4 below. All amounts paid in USA currency are to be calculated at the official rate of exchange on the last day of the calendar quarter for which the payment is due, or if more than one rate of exchange is available, then at the most favorable rate to AlliedSignal for such day.

3.5. Should Licensee fail to make any payment to AlliedSignal within the time period prescribed for such payment, then the unpaid amount shall bear interest at the rate of one and one-half percent (1.5%) per month from the date when payment was due until payment in full is made with interest. The payment of such interest shall not replace any of AlliedSignal's other rights under this agreement resulting from Licensee's default by failure to pay any amounts due hereunder.

3.6. Licensee grants and agrees to grant to AlliedSignal a free, irrevocable, non-exclusive, nontransferable, worldwide license to make, have made, use, sell and/or practice the Proprietary Rights and related products or services, under any improvement patent rights or technical information relating to Proprietary Rights as to which Licensee has the right, during the life of this agreement, to make the grants herein provided. Licensee shall (a) provide AlliedSignal with a copy of each patent and patent application licensed hereunder within sixty (60) days after this agreement is executed or after the filing or acquisition by Licensee, and (b) at AlliedSignal's expense provide in complete detail the technical information licensed hereunder, and (c) execute any documents and agreements AlliedSignal deems necessary to perfect its rights under this section.

4.     RECORDS AND REPORTS

4.1. Licensee agrees to keep adequate and sufficiently detailed records of utilization of the Proprietary Rights to enable royalties payable hereunder to be determined and to make such records available for inspection by authorized representatives of AlliedSignal at any time during the regular business hours of Licensee. Licensee agrees that any additional records of Licensee,


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as AlliedSignal may reasonably determine are necessary to verify the utilization of Proprietary Rights, shall also be made available. All records required pursuant to this Agreement shall be maintained during and for a minimum of three
(3) years following termination of this Agreement.

4.2. Within thirty (30) calendar days after the close of each calendar quarter during the term of this Agreement, Licensee shall furnish AlliedSignal a written report providing:

       (a) a list of all separately identifiable types (i.e. by model numbers or equivalent) of Products sold, leased or otherwise utilized, or Services rendered,
       (b)    the quantity of each type of Product or Service,
       (c)    the Gross Sales for each type of Product or Service,
       (d)    sales to any governmental agency,
       (e) a separate report shall be prepared for each country in which Products or Services are sold, and
       (f) amount of royalties due in U.S. Dollars for the preceding calendar quarter pursuant to the provisions hereof.

5.     TECHNICAL ASSISTANCE

5.1. AlliedSignal agrees, upon the written request of Licensee, to assist Licensee in obtaining necessary approvals for technical assistance at AlliedSignal's facilities under appropriate agreements. The cost of such technical assistance shall be paid by the Licensee.

6.     PATENT PROVISIONS

6.1. AlliedSignal agrees to incur the cost of filing the application for U.S. Letters Patent, including expenses associated with prosecution.

6.2. Licensee agrees to pay domestic maintenance fees, including attorneys fees, and any foreign application issuance and maintenance fees. AlliedSignal agrees to file and prosecute patent applications in those foreign countries mutually agreed upon by AlliedSignal and Licensee. Licensee shall bear all cost and expenses assessable against or incurred by AlliedSignal in obtaining, owning and maintaining patent protection in such designated countries; including filing, prosecution, working and maintenance cost and taxes. Licensee shall pay such costs and expenses within thirty (30) days after receiving an invoice therefor from AlliedSignal.

6.3. Licensee shall place appropriate patent notices on Products which incorporate any invention covered by any licensed Proprietary Rights.

6.4. Licensee shall give notice of any suspected or discovered third party infringement to AlliedSignal. AlliedSignal may, in its sole discretion, take appropriate action to stop or prevent such infringement, including the filing and prosecution of patent litigation; and AlliedSignal shall have the right to include Licensee as a party in such litigation where necessary for the conduct thereof. If AlliedSignal and Licensee desire and agree to joint participation in any


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infringement suit or other enforcement action with respect to any of the
Products or Services, the respective responsibilities of the parties, and their contributions to the costs and participation in recoveries, will be agreed upon in writing prior to undertaking such joint enforcement action.

6.5. Licensee and AlliedSignal agree to cooperate in the prosecution of any such legal actions or settlement actions undertaken under this section and each will provide to the other all pertinent data in its possession which may be helpful in the prosecution of such actions.

6.6. In the event of any actual or threatened infringement suit against Licensee or its customers which would affect the manufacture, use, or sale of Products or Services, Licensee shall promptly give written notice of such actual or threatened suit to AlliedSignal and AlliedSignal will make available to Licensee free of charge and information on in its possession on which AlliedSignal believes will assist Licensee in defending or otherwise dealing with such suit.

6.7. Licensee is aware that DOE concurrence may be required in certain situations including those involving litigation and/or changes to patent rights.

7.     REPRESENTATIONS AND WARRANTIES

7.1. AlliedSignal represents and warrants that Exhibit A contains a complete and accurate listing of all the Proprietary Rights licensed pursuant to this Agreement and that AlliedSignal has the right to grant the rights, licenses, and privileges granted herein.

7.2. AlliedSignal represents and warrants that it has received no notice of any claim of infringement made to date against AlliedSignal for practicing the Proprietary Rights anywhere in the world. AlliedSignal makes no representation to Licensee regarding the scope or enforceability of the Proprietary Rights and does not warrant that any Products manufactured or sold or Services performed pursuant to this agreement will not infringe patents of others.

7.3. Except as set forth above, AlliedSignal makes NO REPRESENTATIONS AND WARRANTIES, express or implied, with regard to the infringement of Proprietary Rights of any third party.

7.4. Licensee is hereby put on notice that export of any goods or technical data from the United States may require some form of license from the U.S. Government. Failure to obtain necessary export licenses may result in criminal liability of Licensee under U.S. laws.

8.     Disclaimers

8.1. Neither AlliedSignal, DOE, nor persons acting on their behalf will be responsible for any injury to or death of persons or other living things or damage to or destruction of property or for any other loss, damage, or injury of any kind whatsoever resulting from Licensee's manufacture, use, or sale of materials, information, or Proprietary Rights hereunder.


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8.2    EXCEPT AS SET FORTH ABOVE, NEITHER AlliedSignal, DOE, NOR PERSONS ACTING
ON THEIR BEHALF MAKE ANY WARRANTY, EXPRESS OR IMPLIED: (1) WITH RESPECT TO THE MERCHANTABILITY, ACCURACY, COMPLETENESS, OR USEFULNESS OF ANY SERVICES, MATERIALS, OR INFORMATION FURNISHED HEREUNDER; (2) THAT THE USE OF ANY SUCH SERVICES, MATERIALS, OR INFORMATION MAY NOT INFRINGE PRIVATELY OWNED RIGHTS; (3) THAT THE SERVICES, MATERIALS, OR INFORMATION FURNISHED HEREUNDER WILL NOT RESULT IN INJURY OR DAMAGE WHEN USED FOR ANY PURPOSE; OR (4) THAT THE SERVICES, MATERIALS, OR INFORMATION FURNISHED HEREUNDER WILL ACCOMPLISH THE INTENDED RESULTS OR ARE SAFE FOR ANY PURPOSE, INCLUDING THE INTENDED OR PARTICULAR PURPOSE. FURTHERMORE, AlliedSignal, AND DOE HEREBY SPECIFICALLY DISCLAIM ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, FOR ANY PRODUCTS OR SERVICES MANUFACTURED, USED, OR SOLD BY LICENSEE. NEITHER AlliedSignal, NOR THE DOE SHALL BE LIABLE FOR CONSEQUENTIAL OR INCIDENTAL DAMAGE IN ANY EVENT.

8.3. Except for patent infringement actions, Licensee agrees to indemnity AlliedSignal, the DOE, and persons acting on their behalf for all damages, costs, and expenses, including attorney's fees, arising from, but not limited to, Licensee's making, using, selling or exporting of any Products or performing Services, in whatever form furnished. Licensee warrants that it has sufficient insurance to cover its indemnification and hold harmless liabilities under this provision including coverage that recognizes this contractual liability. Licensee cannot, without 30 days prior notification to AlliedSignal Inc., as listed in section 12.1, materially alter or change its coverage respecting its liabilities under this section of the Agreement. AlliedSignal shall have the option within such 30 days to terminate Licensee's rights under this Agreement or seek an alternative mutually satisfactory to the parties.

8.4. AlliedSignal shall provide Licensee with accurate technical information, but AlliedSignal does not make any warranty and shall have no liability with respect to the technical information, Proprietary Rights or the use thereof; nor does AlliedSignal assume any responsibility or make any warranty with respect to Products or Services, manufactured, sold or used under or as a result of this agreement.

9.     TERM OF AGREEMENT AND EARLY TERMINATION

9.1. This Agreement shall be in effect for a period often (10) years from the effective date of this Agreement and shall automatically renew for one year periods unless written notice is given by either party to the other party of termination of this Agreement on the expiration of its original period or any of such additional yearly periods, such notice of termination by either party to be given at least 90 days prior to the effective termination date.

9.2. If either party defaults for any reason in any of its obligations hereunder, the other party will have the right to terminate this Agreement by giving written notice of termination at least sixty (60) days prior to the effective date of such termination, such notice specifying the default;


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however, that such notice will be of no effect and termination will not occur if the specified default is remedied prior to said effective date of termination.

9.3. AlliedSignal may terminate this Agreement forthwith in the event of the bankruptcy or insolvency of Licensee, an assignment for the benefit of creditors of Licensee, the nationalization of the industry with encompasses any of the Products and/or Services, any suspension of payments hereunder by governmental regulation, Licensee's failure to commence the manufacture of Products in production quantities within two (2) years from the effective date of the Agreement, a substantial change in ownership of Licensee (whether resulting from merger, acquisition, consolidation or otherwise), another company or person acquiring control of Licensee, or the existence of a state of war between the United States of America and any country where the Licensee has a License to manufacture Products and/or Services. Such termination shall be without prejudice to any other rights or claims AlliedSignal may have against Licensee.

9.4. At least 30 days prior to filing a petition in bankruptcy, either party must inform the other of its intention to file the petition or of another's intention to file an involuntary petition in bankruptcy. Further, failure to conform to this requirement shall be deemed a material, pre-petition, incurable breach.

9.5. If this Agreement is for any reason terminated before all of the payments herein provided for have been made (including minimum royalties for the year in which the agreement is terminated), Licensee shall immediately submit a terminal report and pay to AlliedSignal any remaining unpaid balance even though the due date as provided herein has not been reached.

9.6. This Agreement shall automatically terminate upon any attempt by Licensee to transfer its interest in whole or in part in this Agreement to any other party not expressly authorized in writing by AlliedSignal.

10.    RIGHTS OF PARTIES AFTER TERMINATION

10.1. Neither party shall be relieved of any obligation or liability under this Agreement arising from any act or omission committed prior to the effective date of such termination which obligation or liability accrued as of the date of such termination.

10.2. From and after any termination of this Agreement, Licensee shall have the right to sell any Products that Licensee had already manufactured prior to termination, provided that all royalties and reports required above shall be submitted to AlliedSignal.

10.3. From and after any termination of this Agreement, Licensee shall not manufacture nor have manufactured any Products pursuant to this Agreement.

10.4. The rights and remedies granted herein, and any other rights or remedies which the parties may have, either at law or in equity, are cumulative and not exclusive of others. On any termination, Licensee shall duly account to AlliedSignal and transfer to it all rights to which


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AlliedSignal may be entitled under this Agreement under any valid U.S. Patent resulting from Proprietary Rights as set forth in Exhibit A. Licensee's duty to pay outstanding royalties includes, but is not limited to royalty payments from Products or Services provided pursuant to paragraph 10.2 or 10.3.

11.    FORCE MAJEURE

11.1. No failure or omission by AlliedSignal or by Licensee in the performance of any obligation under this Agreement shall be deemed a breach of this Agreement or create any liability if the same shall arise from acts of God; acts or omissions of any government or agency thereof, compliance with rules, regulations, or orders of any governmental authority; fire; storm; flood; earthquake; accident; acts of the public enemy; war; rebellion; insurrection; riot; sabotage; invasion; quarantine; restriction; or failures or delays in transportation.

12.    NOTICES

12.1. All notices and reports shall be addressed to the parties hereto as follows:

       If to AlliedSignal:
       Attn: Licensing Manager, D/28 1, El H6    Telephotocopy No.
       AlliedSignal Inc.                              (816) 997-4013
       2000 East 95th Street
       Kansas City, MO 64141-6159                Verify No.
                                                 (816) 997-4597

       If to Licensee:
       Gary DeLaurentiis                         Telephotocopy No.
       FIXCOR Industries, Inc.                   (614) 928-8902
       1835 James Parkway                        Verify No.
       Heath, OH 43056                           (614) 928-8999

12.2.  All payments due AlliedSignal shall be identified with the words
"Royalty Payment" and the License Agreement number, 97-1022R, and should be made payable to "AlliedSignal Inc.," and mailed to the following address:

       AlliedSignal Inc.,
       Federal Manufacturing & Technologies
       Attn: Office of Industrial Partnerships, Royalty Payments, D/281, E1H6 2000 East 95th Street
       Kansas City, Missouri 64141-6159

12.3. All notices provided herein shall be in writing and shall be deemed to have been duly given when received, if delivered personally, sent by telephotocopy, or sent by First Class U.S. Mail, postage prepaid, to the party entitled thereto at its above address or at such other address as designated in writing by the party in accordance with the provisions of this section.


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13.    NON-ABATEMENT OF ROYALTIES

13.1. AlliedSignal and Licensee acknowledge that certain of the Proprietary Rights may expire prior to the conclusion of the term of this Agreement; however, AlliedSignal and Licensee agree that the royalty rates provided for above shall be uniform and undiminished, except pursuant to this Agreement.

14.    WAIVERS

14.1. The failure of AlliedSignal at any time to enforce any provision of this Agreement or to exercise any right or remedy shall not be construed to be a waiver of such provisions or of such rights or remedy or the right of AlliedSignal thereafter to enforce each and every provision, right, or remedy.

15.    MODIFICATIONS

15.1. It is expressly understood and agreed by the parties hereto that this instrument contains the entire agreement between the parties with respect to the subject matter hereof and that all prior representations, warranties, or agreements relating hereto have been merged into this document and are thus superseded in totality by this Agreement. This Agreement may be amended or modified only by a written instrument signed by the duly authorized representatives of both of the parties.

16.    HEADINGS

16.1. The headings for the sections set forth in this Agreement are strictly for the convenience of the parties and shall not be used in any way to restrict the meaning or interpretation of the substantive language of this Agreement.

17.    LAW

17.1. This Agreement shall be construed according to the laws of the State of Missouri and the United States of America.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, in duplicate, in their respective names by their duly authorized representatives.

ALLIEDSIGNAL INC., FEDERAL MANUFACTURING & TECHNOLOGIES


By:   /s/ N. Byron Canady
   ----------------------------------------
Name: (typed)  N. Byron Canady
            ------------------------------
Title:   Licensing Manager
      -------------------------------------
Date:    9/25/97
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LICENSEE

By:  /s/ Gary M. DeLaurentiis
   ----------------------------------------
Name: (typed)   Gary M. DeLaurentiis
            ------------------------------
Title:   President
      -------------------------------------
Date:    9-25-97
     --------------------------------------


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